UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): September 6, 2005



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On September 6, 2005, the Dixie Group, Inc. issued a press release to announce that, while its facilities received only minor damage, operations in the affected areas were significantly disrupted by Hurricane Katrina.

The foregoing description of the press release does not purport to be complete and is qualified in its entirety by reference to the press release. Exhibit 99.1 is a copy of the above-referenced press release. The press release is being furnished pursuant to Item 7.01 of this Current Report on Form 8-K, and the information contained in Exhibit 99.1 shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under Section 18. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into the filings of the Dixie Group, Inc. under the Securities Act of 1933, as amended.

Item 7.01.   **Regulation FD Disclosure.**

Item 9.01.   **Financial Statements and Exhibits.**

(a)   Financial Statements of Businesses Acquired

Not applicable

(b)   Pro Forma Financial Information

Not applicable

(c)   Exhibits

(99.1) Press Release dated September 6, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2005   **THE DIXIE GROUP, INC.**

                                           By: /s/ Gary A. Harmon
                                         Gary A. Harmon
                                         Chief Financial Officer